082-04980

(A free translation of the original in Portuguese)

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

08003401

Quarterly Information (ITR) at March 31, 2008 and Report of Independent Accountants on the Limited Review

SUPPL

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

To the Board of Directors and Shareholders
CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, for the quarter ended March 31, 2008, comprising the balance sheet, the statements of income, of cash flows and of added value, the performance report and the explanatory notes. This Quarterly Information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3 Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including Instruction 469/08.

4 As mentioned in Note 2, Law no. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law no. 6404/76 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction

PricewaterhouseCoopers

CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

469/08, did not require the implementation of all the provisions of Law no. 11638/07 in the preparation of the Quarterly Information. As a result, the accounting information included in the Quarterly Information for the quarter ended March 31, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law no. 11638/07.

5 As described in Note 29, in accordance with the decision of the 49th Labor Court of the State of São Paulo, as from September 2005, Fundação CESP started to process the complementary pension plan beneficiary's payroll ruled by Law no. 4819/58, with funds transferred by the Company, in the same manner as carried out until December 2003. In January 2006, the Attorney-General of the State of São Paulo started to understand that the responsibility of the State Government is restricted to the state legal limits determined for retirement benefit payments. From this date onwards, the State Government started to disallow a portion of the funds transferred to the Company. The Company's management, supported by its legal advisors, understands the responsibility for the payment of benefits related to this complementary pension plan is the full responsibility of the State Government; accordingly, it does not record in the Company's financial statements any liability referring to this plan.

6 The Quarterly Information mentioned in the first paragraph also includes comparative accounting information referring to the result for the quarter ended March 31, 2007. The limited review of the Quarterly Information for the first quarter of 2007 was conducted under the responsibility of other independent accountants, who issued an unqualified report on April 20, 2007, with matter of emphasis paragraphs related to the decision of the 49th Labor Court about the pension plan payroll processing ruled by Law no. 4819/58 and the provisional readjustment of the Allowed Annual Revenue (RAP) for the tariff cycles of July 2005 to June 2006 and from July 2006 to June 2007.

São Paulo, May 13, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

(A free translation of the original in Portuguese)

Unaudited

Corporate Legislation
March 31, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04
4 - State Registration Number - NIRE		
353.001.705-71		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Rua Casa do Ator, 1155			Vila Olímpia	
3 - POSTAL CODE	4 - MUNICIPALITY			5 - STATE
04546-004	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	3138-7560	3138-7559	-	
11 - AREA CODE	12 - FAX	13 -FAX	14 -FAX	
11	3138-7161	-	-	
15 - E-MAIL				
ri@cteep.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME				
Eduardo Feldmann Costa				
2 - ADDRESS		3 - SUBURB OR DISTRICT		
Rua Casa do Ator, 1155 - 10o. andar		Vila Olímpia		
4 - POSTAL CODE	5 - MUNICIPALITY			6 - STATE
04546-004	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3138-7560	3138-7559	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
11	3138-7161	-	-	
16 - E-MAIL				
ri@cteep.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3- QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	1	1/1/2008	3/31/2008	4	10/1/2007	12/31/2007

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Sérgio Eduardo Zamora	107.092.038-02

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2008

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

01.05 - CAPITAL COMPOSITION

Number of shares (Thousands)	Current Quarter 3/31/2008	Prior quarter 12/31/2007	Same quarter in prior year 3/31/2007
Paid-up capital			
1 - Common	62,559	62,559	62,558,663
2 - Preferred	86,726	86,726	86,726,372
3 - Total	149,285	149,285	149,285,035
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP Local Private
4 -ACTIVITY CODE 1120 - Electric energy
5 - MAIN ACTIVITY Electric energy transmission
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	1/15/2008	Dividend	2/11/2008	ON	1.1387620000
02	RCA	1/15/2008	Dividend	2/11/2008	PN	1.1387620000
03	RCA	3/10/2008	Interest on own capital	4/18/2008	ON	0.4121710000
04	RCA	3/10/2008	Interest on own capital	4/18/2008	PN	0.4121710000
05	RCA	4/9/2008	Dividend	4/18/2008	ON	0.4488060000
06	RCA	4/9/2008	Dividend	4/18/2008	PN	0.4488060000

(A free translation of the original in Portuguese)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

01.09 - CAPITAL SUBSCRIBED AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
5/14/2008	

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 3/31/2008	4 - 12/31/2007
1	Total assets	5,470,422	5,180,107
1.01	Current assets	575,486	542,721
1.01.01	Cash and cash equivalents	200,306	191,647
1.01.02	Receivables	327,728	302,283
1.01.02.01	Trade accounts receivable	262,783	216,399
1.01.02.02	Sundry receivables	64,945	85,884
1.01.02.02.01	Amounts receivable from the State Finance Department	16,652	16,030
1.01.02.02.02	Deferred income tax and social contribution	6,263	8,224
1.01.02.02.03	Taxes and contributions to be offset	3,734	57,817
1.01.02.02.04	Taxes recoverable	28,832	0
1.01.02.02.05	Prepaid expenses	9,464	3,813
1.01.03	Inventories	32,759	31,881
1.01.04	Other	14,693	16,91
1.02	Non-current assets	4,894,936	4,637,386
1.02.01	Long-term receivables	731,799	497,382
1.02.01.01	Sundry receivables	725,119	489,826
1.02.01.01.01	Trade accounts receivable	40,962	52,430
1.02.01.01.02	Amounts receivable from the State Finance Department	344,809	321,953
1.02.01.01.03	Deferred income tax and social contribution	85,559	60,805
1.02.01.01.04	Pledges and restricted deposits	50,578	49,794
1.02.01.01.05	Prepaid expenses	4,844	4,844
1.02.01.01.06	Taxes recoverable	198,367	0
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	Associated and similar companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	6,680	7,556
1.02.02	Permanent assets	4,163,137	4,140,004
1.02.02.01	Investments	1	1
1.02.02.01.01	In associated and similar companies	0	0
1.02.02.01.02	In associated and similar companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	1	1
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	4,102,953	4,079,147
1.02.02.03	Intangible assets	57,600	57,600
1.02.02.04	Deferred charges	2,583	3,256

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 3/31/2008	4 - 12/31/2007
2	Total liabilities and shareholders' equity	5,470,422	5,180,107
2.01	Current liabilities	396,571	395,724
2.01.01	Loans and financing	152,602	132,191
2.01.02	Debentures	0	0
2.01.03	Suppliers	32,494	29,150
2.01.04	Taxes, charges and contributions	66,482	91,828
2.01.04.01	Taxes payable	33,387	58,706
2.01.04.03	Regulatory charges payable	33,095	33,122
2.01.05	Dividends payable	65,436	42,413
2.01.05.01	Interest on own capital	62,868	40,366
2.01.05.02	Dividends	2,568	2,047
2.01.06	Provisions	30,936	46,627
2.01.07	Payables to related parties	0	0
2.01.08	Other	48,621	53,515
2.01.08.01	Amounts payable - Fundação CESP	5,382	13,529
2.01.08.02	Insurance payable	1,900	4,401
2.01.08.03	Other	41,339	35,585
2.02	Non-current liabilities	901,521	835,576
2.02.01	Long-term liabilities	822,257	752,066
2.02.01.01	Loans and financing	500,975	400,713
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	175,247	181,613
2.02.01.04	Payables to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	146,035	169,740
2.02.01.06.01	Amounts payable - Fundação CESP	113,654	129,022
2.02.01.06.02	Special liabilities - Rever./Amortization	24,053	24,053
2.02.01.06.04	Other	8,328	16,665
2.02.02	Deferred income	79,264	83,510
2.04	Shareholders' equity	4,172,330	3,948,807
2.04.01	Paid-up capital	462,000	462,000
2.04.02	Capital reserves	2,824,374	2,592,369
2.04.02.01	Donations and investment subsidies	0	0
2.04.02.02	Remuneration - Property, plant and equipment in progress with own capital	0	0
2.04.02.03	Tax incentives - Amazon Investment Fund (FINAM)	0	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary, associated and similar companies	0	0
2.04.04	Revenue reserves	179,511	180,078
2.04.04.01	Legal	92,400	92,400
2.04.04.02	Statutory	46,200	46,200
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	40,911	41,478
2.04.04.05	Retention of profits	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated deficit	705,779	713,694
2.04.06	Advance for future capital increase	666	666

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

03.01 - Statement of Income (R$ thousand)

1 - Code	2 - Description	1 - 1/1/2008 to 3/31/2008	2 - 1/1/2008 to 3/31/2008	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007
3.01	Gross sales and/or service revenues	431,048	431,048	361,043	361,043
3.01.01	Electricity network usage revenues	427,340	427,340	357,400	357,400
3.01.02	Other revenues	3,708	3,708	3,643	3,643
3.02	Deductions from gross revenues	(55,432)	(55,432)	(58,666)	(58,666)
3.02.01	Social Contribution on Revenues (COFINS)	(17,056)	(17,056)	(14,833)	(14,833)
3.02.02	Social Integration Program (PIS)	(3,698)	(3,698)	(3,217)	(3,217)
3.02.03	Fuel Consumption Account (CCC)	(8,042)	(8,042)	(17,683)	(17,683)
3.02.04	Energy Development Account (CDE)	(6,826)	(6,826)	(10,662)	(10,662)
3.02.05	Global Reversion Reserve (RGR)	(10,833)	(10,833)	(8,926)	(8,926)
3.02.06	Research and Development (P&D)	(3,594)	(3,594)	(2,757)	(2,757)
3.02.07	Alternative Sources of Electric Energy (PROINFA)	(2,611)	(2,611)	(3,000)	(3,000)
3.02.08	Services Tax (ISSQN)	(56)	(56)	(51)	(51)
3.02.09	Regulatory asset	0	0	2,463	2,463
3.02.10	Other charges	(716)	(716)	0	0
3.03	Net sales and/or service revenues	375,616	375,616	302,377	302,377
3.04	Cost of sales and/or services	(68,125)	(68,125)	(96,348)	(96,348)
3.05	Gross profit	307,491	307,491	206,029	206,029
3.06	Operating expenses/income	(88,301)	(88,301)	34,276	34,276
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(18,502)	(18,502)	(33,950)	(33,950)
3.06.02.01	Management fees	(45)	(45)	(53)	(53)
3.06.02.02	Other general and administrative expenses	(18,457)	(18,457)	(33,897)	(33,897)
3.06.03	Financial	(69,799)	(69,799)	68,226	68,226
3.06.03.01	Financial income	12,731	12,731	72,199	72,199
3.06.03.02	Financial expenses	(82,530)	(82,530)	(3,973)	(3,973)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of investees	0	0	0	0
3.07	Operating results	219,19	219,19	240,305	240,305
3.08	Non-operating results	2,864	2,864	81,258	81,258
3.08.01	Income	2,907	2,907	10,966	10,966
3.08.02	Expenses	(43)	(43)	70,292	70,292
3.09	Profit before taxation and profit sharing	222,054	222,054	321,563	321,563

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

1 - Code	2 - Description	1 - 1/1/2008 to 3/31/2008	2 - 1/1/2008 to 3/31/2008	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007
3.10	Provision for income tax and social contribution	(83,329)	(83,329)	(1,663)	(1,663)
3.11	Deferred income tax	22,793	22,793	(92,435)	(92,435)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	61,531	61,531	0	0
3.15	Net income (loss) for the period	223,049	223,049	227,465	227,465
	NUMBER OF SHARES (THOUSAND), EXCLUDING TREASURY STOCK	149,285	149,285	149,285,035	149,285,035
	NET INCOME PER SHARE - R$	1.49412	1.49412	0.00152	0.00152
	LOSS PER SHARE - R$				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

1.1 Objective

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations as of April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged into the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, which was the majority shareholder up to then, sold 31,341,890,064 of its common shares, which account for 50.10% of the common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of the ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. E.S.P., established to operate in Brazil, thus becoming CTEEP's controlling shareholder. This transaction was approved by ANEEL on July 25, 2006, pursuant to Authorizing Resolution no. 642/06, published in the Official Gazette on July 26, 2006.

On September 12, 2006, ISA Capital do Brasil S.A. purchased another 10,021,687 common shares issued by CTEEP, held by the Government of the State of São Paulo, and became the holder of 31,351,911,751 common shares.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

(All amounts in thousands of reais unless otherwise indicated)

On January 9, 2007, ISA Capital do Brasil S.A. acquired, through a public offering auction for the acquisition of shares held on BOVESPA, 24,572,554,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

As a result of this acquisition, ISA Capital do Brasil S.A. became the holder of 89.40% of the voting capital and 37.46% of the total capital of CTEEP. Thus, after the reverse stock split on July 12, 2007 (Note 20(c)), of a total of 62,558,662 common shares, 55,924,465 are held by ISA Capital do Brasil S.A.

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A.

1.2 Concessions

Through Ordinance 185, of June 6, 2001, of the Ministry of Mines and Energy (MME), as from July 8, 1995, the concession period of the Company to explore public service of electric energy transmission, including basic network and Other Transmission Facilities (DIT) was extended for 20 years.

As a result, on June 20, 2001, the Contract of Concession of Public Service for the Transmission of Electric Energy 059, was signed between the Company and the Conceding Power, through ANEEL.

The mentioned concession contract was amended on December 14, 2001, due to the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., by the Company. The initially negotiated conditions were maintained, except for the maintenance of the level of the Allowed Annual Revenue (RAP), that has been reduced by approximately 0.58%, in July 2002, and by 3.56%, in July 2003, equivalent to 50% of the efficiency gains expected with the merger, the effects of which have been recognized in ANEEL Resolutions, for those dates.

Due to the acquisition of the shareholding control of CTEEP by ISA Capital do Brasil S.A., on

(All amounts in thousands of reais unless otherwise indicated)

June 28, 2006, the Second Amendment Term to the Concession Contract 059/2001 - ANEEL of CTEEP was signed, on January 29, 2007, in order to reflect this reality of the new controlling shareholder. In this amendment, the conditions initially negotiated were maintained and a clause added defining that the goodwill paid in the auction, as well as the special liabilities and the amounts arising from the State Law 4819/58 determined in the Sale Notice SF/001/2006, will not be considered by ANEEL for evaluation of the financial and economic balance of the concession. Also due to this addendum, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) are committed to increase capital in CTEEP.

With an offer of R$ 28.9 million, the Company bought batch A of the ANEEL auction 004/2007. This batch comprises the transmission lines Colinas - Ribeiro Gonçalves C2 and Ribeiro Gonçalves - São João do Piauí C2, both of 500 KV, totaling about 720 km of extension, and will be operated by Interligação Elétrica Norte e Nordeste S.A. ("IENE"), company formed on December 3, 2007.

1.3 Corporate restructuring

The Board of Directors' meeting held on February 11, 2008 approved the corporate restructuring involving CTEEP, ISA Capital do Brasil ("ISA Brasil") and ISA Participações do Brasil Ltda. ("ISA Participações"). The National Electric Energy Agency (ANEEL) authorized this restructuring through ANEEL Resolution no. 1164 of December 18, 2007.

The objective of this corporate restructuring is to improve the capitalization and cash flow conditions resulting from the use of the tax benefit in CTEEP, amounting to R$ 232,005, referring to the goodwill paid by ISA Brasil in the process of acquiring the share control of CTEEP and includes the following stages:

(a) Capital subscription of ISA Brasil in a vehicle company, ISA Participações, with the conveyance of shares held in the capital of CTEEP to the capital of ISA Participações.

(b) Constitution of a provision amounting to R$ 450,363 in ISA Participações, corresponding to the difference between the goodwill paid of R$ 682,368 and the tax benefit of R$ 232,005.

(All amounts in thousands of reais unless otherwise indicated)

(c) CTEEP incorporation of ISA Participações net assets, in the amount of R$ 232,005, represented by the tax benefit amount previously mentioned, which, in accordance with the requirements of CVM Instruction 319/99 was recorded as a corresponding entry to the special goodwill on merger reserve account, in shareholders' equity.

1.4 Risk factors and risk management

Due to its activities, the Company's Management assumes risks inherent to its operations related to the market, current legislation, reputation, operating and management systems, solvency, credit, liquidity, currency fluctuations, use of collateral operations, guarantees etc., besides the risks outside its control such as moratorium, partial or total closing of markets, change in the monetary policy and sovereign risk of the country.

The monitoring of the mentioned risks is the responsibility of the entity managers, using techniques, analyses and controls to minimize their effects, which, however, does not guarantee the full elimination of the inherent risk factors to which the Company is subject.

2 Presentation of the Quarterly Information (ITR)

The Quarterly Information (ITR) was prepared in accordance with accounting practices adopted in Brazil, taking the following into consideration:

. Law no. 6404/76, amended by Law no. 9457/97 and Law no. 10303/01, prior to the issue of Law 11638/07.

. The standards and regulations of the Brazilian Securities Commission ("CVM").

. The accounting practices issued by the Institute of Independent Auditors of Brazil ("IBRACON").

. The standards of specific legislation issued by the National Electric Power Agency (ANEEL) applicable to electric power public service concessionaires, including SFF/ANEEL Circular Letters no. 2409 pf November 14, 2007, 2396, of December 28, 2006, and 059, of January 11, 2007.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

ANEEL published Order 3073 of December 28, 2006, that changed the standard in the accounting manual of the public service of electric energy, effective as from January 1, 2007, establishing the reclassification of the consumer charges: Program of Energy Efficiency, Energy Development Account (CDE), Fuel Consumption Account (CCC), Program for the Incentive of the Alternative Sources of Electric Energy (PROINFA) and Research and Development, from Operating Expenses to Deductions from Operating Revenues. In addition to these, certain balances were reclassified in the financial statements for the year ended December 31, 2007 for better comparison with the quarterly information of the current year.

Law no. 11638 was enacted on December 28, 2007, amending the Brazilian Corporation Law in relation to certain accounting practices as from the year starting January 1, 2008. The objective of this Law is mainly to update the Brazilian Corporation Law to allow convergence of accounting practices adopted in Brazil with international accounting standards, permitting new accounting rules and procedures to be issued by the Brazilian Securities Commission (CVM) in accordance with these international standards. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469 of May 2, 2008, did not require the implementation of all the provisions of Law 11638/07 in the preparation of the Quarterly Information. As a result, the Company decided to apply all the provisions of the mentioned Law only to the financial statements for the year ending December 31, 2008. Accordingly, the accounting information for this quarter was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11638/07.

The main changes introduced by the law that may impact the annual financial statements of the Company include:

. The issue of accounting standards by the Brazilian Securities Commission (CVM) for publicly-held companies subject to its regulation should be consistent with international standards.

. The Statement of Changes in Financial Position is replaced by the Statement of Cash Flows and the Statement of Added Value is included in the required set of financial statements.

. In permanent assets, the new law (i) creates the subgroup "Intangible Assets"; (ii) restricts the use of deferred charges to pre-operating expenses and additional restructuring costs; (iii) segregates intangible rights, including acquired goodwill in Intangible assets; and (iv) includes assets arising from transactions which transfer to the company the benefits, control and risk thereof, regardless of whether there is a transfer of ownership.

. Creates, in shareholders' equity, the subgroup "Asset Valuation Adjustments", whose main purpose will be to record certain adjustments of assets to market value, particularly relating to the valuation of certain financial instruments, as well as the translation adjustments relating to foreign exchange rate changes on corporate investments abroad.

. Establishes new criteria for the classification and valuation of investments in financial instruments, including derivatives, and credit rights and notes, aligned with the international standard, which classifies these financial instruments into three categories, namely: Trading Securities, Securities Held for Sale and Securities to be Held to Maturity. The two first categories are valued at their market price and the last one at cost plus accrued income.

. Introduces the concept of Adjustment to Present Value for long-term asset and liability transactions and for significant short-term ones.

. Establishes that the company must periodically analyze the extent to which the amounts recorded in property, plant and equipment, intangible assets and deferred charges are recoverable. The CVM has already regulated this subject for publicly-held companies through the issue of CVM Resolution no. 527/07, which approved Statement 1 of the Brazilian Accounting Pronouncements Committee (CPC 1), which is in accordance with international accounting standards.

. Eliminates the possibility of carrying out spontaneous revaluations of property, plant and equipment. According to the new law, companies may choose to keep the existing balances, which should be realized in accordance with the current rules, or reverse these balances up to the end of 2008.

. Establishes that the company must record employee and management remuneration, even when it is in the form of financial instruments, such as shares or share purchase options.

. Changes commercial and tax accounting, establishing the possibility of companies adopting the provisions of the tax law for the commercial accounting, and subsequently making the necessary adjustments to comply with the corporate law.

In view of the extent and complexity of the alterations introduced by the new Law, management is analyzing its effects on the Company, emphasizing that the Company: (i) adopts the practice of disclosing the Statements of Cash Flow and of Added Value, (ii) segregates Intangible Assets in the financial statements, (iii) does not have significant amounts in the Quarterly Information to be adjusted to present value, and (iv) does not have assets arising from transactions which transfer to the Company the benefits, control and risk thereof, regardless of whether there is a transfer of ownership.

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of these corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of management actions.

3 Significant Accounting Practices

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting.

(b) Accounting estimates

The preparation of the Quarterly Information in accordance with accounting practices adopted in Brazil requires management to use estimates to account for certain transactions affecting the Company's assets and liabilities, revenues and expenses, as well as the disclosure of information about the quarterly information data. The final results of these transactions and information, upon their actual realization in subsequent periods, may differ from the estimates. The principal estimates related to the Quarterly Information refer to the allowance for doubtful accounts, the provisions for contingencies and the Voluntary Termination Program (PDV).

(c) Financial charges and monetary/foreign exchange variations

Based on the provisions of Accounting Instruction 6.3.10, item 4, of the Accounting Manual for the Electric Energy Public Service, the interest and other financial charges, as well as monetary/foreign exchange variations, relating to financing obtained from third parties, effectively applied in property, plant and equipment in progress, comprise the costs recorded in this subgroup.

(d) Current and non-current assets

. **Financial investments**

Financial investments are stated at cost plus accrued income up to the balance sheet date (Note 4).

. **Trade accounts receivable**

Includes the amounts billed relating to the use of the basic network systems and other transmission facilities (DIT) by the electric power public service concessionaires and companies connected to these systems (Note 5).

(All amounts in thousands of reais unless otherwise indicated)

. **Allowance for doubtful accounts**

Comprises amounts whose realization is considered improbable at the balance sheet date.

. **Inventories**

The materials in stock are valued and recorded at average cost of purchase, which does not exceed the replacement value.

. **Investment**

Represented by the participation in IENE, formed in December 2007, accounted for at cost.

. **Property, plant and equipment**

The items that comprise the Company's property, plant and equipment are stated at cost of acquisition and/or construction, plus price-level restatements up to December 31, 1995, the Complementary Monetary Adjustment (CMC), introduced by Law no. 8200, of June 28, 1991, interest on shareholders' equity up to December 31, 1998, financial charges, monetary and foreign exchange variations on loans and financing linked to property, plant and equipment in progress; net of the accumulated depreciation and amortization.

Depreciation is computed on the straight-line basis, at annual rates that range from 2% to 8.3% for the assets of the transmission system, 10% for furniture and fixtures and 20% for vehicles, under the terms of ANEEL's Resolution no. 002, of December 24, 1997, amended by ANEEL's Resolution no. 44, of March 17, 1999. As from 2007, the depreciation is computed pursuant to ANEEL's Normative Resolution no. 240, of December 5, 2006.

. **Other current and non-current assets**

Stated at net realizable value.

(e) Current and non-current liabilities

Stated at known or estimated amounts, including, when applicable, related charges and monetary or exchange rate variations incurred up to the balance sheet date.

(f) Provisions

Provisions are recorded based on an evaluation of the probability of loss of the ongoing lawsuits, supported by reports prepared by the legal counsel engaged by the Company.

(g) Income tax and social contribution

These are calculated in compliance with the provisions of applicable legislation, based on net income, adjusted by the inclusion of non-deductible expenses and the exclusion of non-taxable revenues and the inclusion and/or exclusion of temporary differences.

(h) Deferred income

Refers to the negative goodwill recorded on the purchase of 49% of the common shares of Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE). These shares were held by the São Paulo State Finance Department and Companhia Paulista de Administração de Ativos (CPA) and were purchased on March 26, 1999 by Companhia Energética de São Paulo (CESP). Upon the partial spin-off of CESP, these shares and the negative goodwill were transferred to CTEEP. EPTE was merged into the Company on November 10, 2001.

This negative goodwill is being amortized monthly, on the straight-line basis, over the concession period of EPTE, the maturity of which is December 2012.

(i) Employee benefits

The Company sponsors pension and heath care plans for its employees, which are managed

(All amounts in thousands of reais unless otherwise indicated)

by Fundação CESP. The actuarial liabilities were calculated on the projected unit credit method, as set forth by CVM's Resolution no. 371, of December 13, 2000.

(j) Cash flow

This statement is prepared in accordance with NPC 20 of the Institute of Independent Auditors of Brazil (IBRACON), considering the main operations which influenced the Company's cash and cash equivalents explained in Note 32.

(k) Added value

This statement is prepared in accordance with the CVM Practice Bulletin 24/92 and the Directive Release 01/00. The template adopted is the one proposed by NBCT 3.7, approved by Resolution 1010/05 of the National Accounting Council (CFC), and presents the value of the wealth created by the Company and the manner in which this wealth was distributed among employees, government, external financers and shareholders, as explained in Note 33.

4 Cash and Cash Equivalents

	March 31, 2008	December 31, 2007
Cash and banks	737	13,767
Financial investments	199,569	177,880
	200,306	191,647

The financial investments refer to Bank Deposit Certificates and Debentures, whose yield is linked to the variation of the Interbank Deposit Certificate (CDI) and have daily liquidity.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

5 Trade Accounts Receivable

The Company's customers are concessionaries of public service of electric energy and free consumers, connected to the Company's facilities.

	March 31, 2008			December 31, 2007
	Current	Long-term	Total	Total
Basic network	238,797	39,212	278,009	241,289
Other Transmission Facilities (DIT)	23,986	1,750	25,736	27,540
	262,783	40,962	303,745	268,829

The trade accounts receivable are guaranteed by collaterals and/or accesses to current accounts operated by the National System Operator (ONS) or directly by the Company and are distributed by maturity as follows:

	March 31, 2008	December 31, 2007
Not yet due	291,593	256,607
Overdue		
Up to 30 days	14	46
From 31 to 60 days	5	12
Over 61 days	12,133	12,164
	12,152	12,222
	303,745	268,829

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

(All amounts in thousands of reais unless otherwise indicated)

6 Amounts Receivable - State Finance Department

	March 31, 2008			December 31, 2007
	Current	Long-term	Total	Total
Agreement for the acknowledgement and consolidation of:				
Liabilities (i)	13,787	45,956	59,743	60,829
Payroll processing - Law 4819/58 (ii)		216,214	216,214	193,101
Sale of property (iii)	2,865	9,552	12,417	12,643
Labor proceedings - Law 4819/58 (iv)		73,087	73,087	71,410
Family allowance - Law 4819/58 (v)		2,218	2,218	2,218
Allowance for doubtful accounts		(2,218)	(2,218)	(2,218)
	16,652	344,809	361,461	337,983

(i) Agreement for the acknowledgement and consolidation of liabilities

On May 2, 2002, an Agreement for the Acknowledgement and Consolidation of Liabilities was entered into with the São Paulo State Finance Department, in which the State Government acknowledges and admits that it owes to the Company the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, in the period from 1990 to 1999, for paying supplemental retirement and pension payrolls, arising from benefits under the terms of State Law no. 4819/58. The amount acknowledged was adjusted up to January 2002, by the variation of the Fiscal Unit of the São Paulo State Government (UFESP), and, as from February 2002, by the monthly variation of the General Market Price Index (IGP-M), plus 6% per annum. The reimbursement will be made in 120 monthly installments, as from August 1, 2002 and with final settlement on July 1, 2012.

(All amounts in thousands of reais unless otherwise indicated)

(ii) Processing of the payroll - Law 4819/58

The amount of R$ 216,214 refers to the remaining balance of the processing of the payroll of the supplemental pension plan regulated by State Law no. 4819/58, R$ 1,426 of which through individual injunctions from January to August 2005 and R$ 214,788 from September 2005 to March 2008 as a result of a court decision by the 49th Labor Court of São Paulo, whose payments are made by Fundação CESP, with resources received from the State Government and passed on by the Company (Note 29). This balance will not be monetarily adjusted and no earnings will be recorded until the State Government approves its actual payment to the Company.

(iii)Sale of a property

On July 31, 2002, a Private Transaction Agreement was signed, providing for the sale of a property, the recognition of liabilities and payment commitment, with the State Finance Department, in which the State Government acknowledges and admits that it owes to the Company an amount corresponding to the market value of the total area of the property occupied by the State Government which is being partially used for the construction of prison units.

Therefore, the State Government committed to reimburse the Company of said amount in 120 monthly installments, the first of which on August 1, 2002 and final settlement on July 1, 2012, adjusted by the monthly variation of the General Market Price Index (IGP-M) plus interest of 6% per annum.

(iv)Labor proceedings - Law 4819/58

These refer to certain labor proceedings settled by the Company, relating to employees who retired supported by State Law no. 4819/58, which are the responsibility of the State Government. This balance is not monetarily adjusted and no earnings will be recorded until the State Government approves its actual payment to the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

Atenção: Sr. Cláudio Barros

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1155 – 10º andar
São Paulo, SP

17 de junho de 2008

Prezados Senhores:

Encaminhamos cinco vias de nosso relatório "Quarterly Information (ITR) at March 31, 2008 and Report of Independent Accountants on the Limited Review".

Permanecemos à disposição para esclarecimentos adicionais.

Atenciosamente,

PricewaterhouseCoopers
Auditores Independentes

Fabiana Bueno

(All amounts in thousands of reais unless otherwise indicated)

(v) Family allowances - Law 4819/58

CESP - Companhia Energética de São Paulo made advances for the payment of monthly expenses related to family allowances arising from the benefits of State Law no. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, the Company's management recorded an allowance for doubtful accounts, in non-current assets, in the amount of R$ 2,218.

7 Taxes and Contributions to Offset

	March 31, 2008	December 31, 2007
Income tax	1,160	40,710
Social contribution	468	14,862
COFINS	1,060	1,091
PIS	229	353
Other	817	801
	3,734	57,817

8 Taxes Recoverable

Taxes recoverable refer to the tax benefit generated by the transfer of goodwill (Note 1.3) which will be realized by the goodwill amortization throughout the Company's concession contract terms, pursuant to ANEEL Resolution 1164 of December 18, 2007.

Changes in the quarter are as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Goodwill	Provision	Net
Balances transferred	682,368	(450,363)	232,005
Realization in the quarter	(14,134)	9,328	(4,806)
Balance at the end of the quarter	668,234	(441,035)	227,199
Current			28,832
Long-term receivables			198,367

9 Deferred Income Tax and Social Contribution

These refer to tax credits on the temporary differences in the determination of taxable income, as follows:

	March 31, 2008			December 31, 2007
	Income tax	Social contribution	Total	Total
Provision for contingencies	39,765	14,315	54,080	54,457
Voluntary Termination Program (PDV)	7,665	2,760	10,425	13,822
Negative goodwill	19,816	7,134	26,950	
Other	270	97	367	750
	67,516	24,306	91,822	69,029
Current			6,263	8,224
Long-term receivables			85,559	60,805

(All amounts in thousands of reais unless otherwise indicated)

These credits, both current and long-term, will be realized as the contingencies and other related events are resolved.

2008	2009	2010	2011	2012	As from 2013
16%	6%	6%	6%	6%	60%

10 Pledges and Restricted Deposits

In long-term receivables, in view of the uncertainties about the outcome of the lawsuits object of deposits, the Company's procedure is to maintain them at their nominal value, not recording any type of monetary restatement or earnings. The balance is composed as follows:

	March 31, 2008	December 31, 2007
Judicial deposits (Note 17(b))	44,062	43,278
Assessments - ANEEL (*)	6,317	6,317
Tax on Bank Accounts Outflow (CPMF)	199	199
	50,578	49,794

(*) Refer to two deposits in connection with lawsuits to annul ANEEL assessment notices issued because of disturbances in the transmission system in February 1999 and January 2002. The first one, deposited on January 17, 2000, in the amount of R$ 3,040, was required in an annulment action filed by the Company against ANEEL, arising from the assessment notice 001/1999-SFE which fined the Company under allegation of practice of violations for obstructing the inspection related to the disturbances arising from the interruption of the transmission and distribution of electric energy in most of Southeast, South and Middle West regions; non-compliance with the determinations of the "inspection report"; and non-compliance with the legal duty of rendering proper service. The second one, deposited on June 17, 2003, in the amount of R$ 3,277, relates to the issue of assessment notice 005/2002-SFE, on May 7, 2002, as a consequence of punitive administrative process brought by ANEEL, for the breakage, on January 21, 2002, of one sub conductor of transmission line of 440 kV between the sub stations of the Company in the Power Plant of Ilha Solteira and Araraquara. The Company's legal advisors understand that it is not practicable to determine whether its position in both cases will prevail.

(All amounts in thousands of reais unless otherwise indicated)

11 Investment

Refers to the participation in IENE, formed on December 3, 2007 with the objective of exploiting the public service concession of electric energy, in particular the transmission lines bought in Batch A of ANEEL Auction 004/2007.

IENE capital is R$ 1, comprising 1,000 common nominative shares, 99.99% of which owned by CTEEP.

12 Property, Plant and Equipment

	March 31, 2008			December 31, 2007	
	Cost	Accumulated depreciation	Net	Net	Average annual depreciation rates - %
In service					
Land	44,402		44,402	44,538	
Buildings, civil construction and improvements	584,143	(376,506)	207,637	212,733	3.64
Machinery and equipment	5,353,009	(2,477,286)	2,875,723	2,859,243	2.96
Vehicles	14,068	(13,361)	707	879	20.00
Furniture and fixtures	24,290	(14,808)	9,482	9,824	10.00
	6,019,912	(2,881,961)	3,137,951	3,127,217	
In progress	990,966		990,966	967,998	
Special liabilities					
Donations received (*)	(25,964)		(25,964)	(16,068)	
	6,984,914	(2,881,961)	4,102,953	4,079,147	

In accordance with articles 63 and 64 of Decree no. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be removed, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution no. 20, of February 3, 1999, regulates the electric power utility

(All amounts in thousands of reais unless otherwise indicated)

concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(*) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

13 Intangible Assets

	March 31, 2008	December 31, 2007
Rights of way	57,449	57,449
Other	151	151
	57,600	57,600

14 Loans and Financing

	March 31, 2008			December 31, 2007
	Current	Long-term	Total	Total
Local currency				
BNDES (i)	22,377	500,427	522,804	402,058
Banco Safra (ii)	50,194		50,194	50,172
Banco Alfa (iii)	70,000		70,000	70,000
Banco do Brasil (iv)	10,000		10,000	10,082
Eletrobrás	31	548	579	592
	152,602	500,975	653,577	532,904

(i) On September 17, 2007, the Company signed a loan agreement with the National Bank for Economic and Social Development (BNDES), in the amount of R$ 764.2 million. This amount accounts for 70% of the total investment, which includes construction aimed at system

(All amounts in thousands of reais unless otherwise indicated)

improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Pluriannual Investment Plan. On October 25, 2007, R$ 400.0 million was released and on February 25, 2008, R$ 120.0 million. The remaining R$ 244.2 million should be released by October 2008. This loan bears monthly charges of 2.3% p.a. above the Long-term Interest rate (TJLP). Repayment will be in 78 monthly installments from January 2009. Up to the beginning of repayment, interest is paid quarterly. As guarantee, the Company has given bank sureties contracted on October 10, 2007, effective up to December 15, 2015, from the banks Bradesco, Santander, and Banco do Brasil, at the cost of 0.70% p.a., with quarterly maturities.

(ii) Refers to a loan agreement with Banco Safra, entered into on June 28, 2007, in the amount of R$ 50,000, effective up to May 18, 2008. This loan bears monthly charges at the rate of 103.0% of the daily average of the Interbank Deposit Certificate (CDI) falling due on the first business day of each month.

(iii) Refers to loan contracts with Banco Alfa, entered into on July 20 and October 17, 2007 in the amount of R$ 50,000 and R$ 20,000, respectively, effective up to May 26, 2008. This loan bears monthly charges at the rate of 103.85% of the daily average of CDI falling due on the last business day of each month.

(iv) Refers to a loan contract with Banco do Brasil, entered into on September 28, 2007 in the amount of R$ 10,000, effective up to May 28, 2008. This loan bears monthly charges at the rate of 103.0% of the daily average of CDI falling due on the last business day of each month.

Total or partial repayment may be made at any time during the contract period.

15 Taxes and Social Charges Payable

	March 31, 2008	December 31, 2007
Income tax	10,762	30,526
Social contribution	3,880	10,820
COFINS	6,603	5,575
Scholarship program (*)	3,047	3,241
INSS (social security contribution)	2,078	2,419

(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2008	December 31, 2007
PIS	1,432	1,327
FGTS (severance pay fund)	580	882
Other	5,005	3,916
	33,387	58,706

(*) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

16 Regulatory Charges Payable

	March 31, 2008	December 31, 2007
Research and Development (P&D)	15,124	14,367
Energy Development Account (CDE)	5,641	6,026
Fuel Consumption Account (CCC)	5,140	5,490
Global Reversion Reserve (RGR)	4,891	4,600
Program for the Incentive to the Alternative Sources of Electric Energy (PROINFA)	1,680	2,091
Inspection fee - ANEEL	619	548
	33,095	33,122

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

(All amounts in thousands of reais unless otherwise indicated)

17 Provisions

	March 31, 2008			December 31, 2007
	Current	Long-term	Total	Total
Vacation pay and payroll charges	10,986		10,986	8,606
Profit sharing (PLR)	2,610		2,610	9,290
Voluntary Termination Program (PDV)	16,265	13,321	29,586	40,651
Sundry indemnities	1,075		1,075	4,544
Contingencies		161,926	161,926	165,149
	30,936	175,247	206,183	228,240

(a) Voluntary Termination Program (PDV)

The Company, which had 2,737 employees as of October 31, 2006, approved a Voluntary Termination Program, with an adhesion period from November 21 to November 30, 2006 obtaining 1,534 adhesions.

Due to this fact, there were 1,516 employee terminations, 323 of which in 2006, 1,163 in 2007 and 30 in 2008, which represented expenses of R$ 78,979, R$ 356,000 and R$ 11,065, respectively. The expenses with the PDV include financial incentives, Government Severance Indemnity Fund for Employees (FGTS) fine, prior notice and health care assistance, among others.

(b) Provision for contingencies

On a quarterly basis, the contingencies are assessed and classified as regards the probability of an unfavorable outcome, as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2008			December 31, 2007		
Type	Provision	Judicial deposits	Net	Provision	Judicial deposits	Net
Labor (i)	135,366	(16,912)	118,454	139,079	(16,302)	122,777
Civil	2,984		2,984	4,926		4,926
Tax - IPTU (ii)	12,466		12,466	11,094		11,094
Tax - COFINS (iii)		(18,907)	(18,907)		(18,907)	(18,907)
Social security - INSS (iv)	8,243	(8,243)		8,069	(8,069)	
ANEEL (v)	2,867		2,867	1,981		1,981
	161,926	(44,062)	117,864	165,149	(43,278)	121,871

Judicial deposits are recorded in current and non-current assets under "Pledges and restricted deposits".

The Company is a party to tax, labor and civil lawsuits, whose unfavorable outcomes are regarded as possible by management, based on the assessment of its legal counsel, in the estimated amount of R$ 32,280 (12.31.2007 - R$ 31,282), mainly labor lawsuits, for which no provisions have been recorded.

(i) Labor

The Company assumed responsibility for certain lawsuits at different courts, mainly arising from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

(ii) Tax - Municipal Real Estate Tax (IPTU)

The Company recognizes a provision to cover debts with the municipal government of São Paulo, related to administrative processes for the rectification of areas, in the amount of R$ 12,466 (12.31.07 - R$ 11,094).

(iii) Social Contribution on Revenues (COFINS)

The Company is challenging in court the constitutionality of the increase in the COFINS rate and calculation basis, in the amounts of R$ 27,392 and R$ 11,132, respectively.

(All amounts in thousands of reais unless otherwise indicated)

The Company obtained a favorable outcome as regards the increase in the calculation basis and an unfavorable outcome in relation to the increase in the rate. Accordingly, in the third quarter of 2007, the Company reversed the portion of the provision related to the increase in the calculation basis against results and that referring to the increase in the COFINS rate against the related judicial deposit. The Company has started a process to release the judicial deposit which, as adjusted, corresponds to R$ 18,907.

(iv) National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to establish a provision and made a judicial deposit in the amount of R$ 8,243, recorded in non-current assets, under "Pledges and restricted deposits".

(v) ANEEL

The Company was notified by the National Electric Energy Agency (ANEEL) for not complying with the date defined for the installation of the 3rd transformer bank 345/88 Kv of the SE.

Baixada Santista, authorized by ANEEL Resolution 197 of May 4, 2004 with a fine amounting to R$ 1,981, and for not complying with the date defined for starting the operations of the Transmission Line, in 345 Kv, Guarulhos - Anhanguera, authorized by the Authorizing Resolution 064/2005 of January 31, 2005 with a fine amounting to R$ 886.

18 Amounts Payable - Fundação CESP

Amounts payable represent the restated liability of the Company related to the supplementary pension and health assistance plans maintained with Fundação CESP.

Based on appraisal prepared by independent actuaries to calculate the actuarial liability, the Company recorded in the result for the quarter a gain in the amount of R$ 15,368.

(All amounts in thousands of reais unless otherwise indicated)

(a) Plan "A" - Supplementary pension plan

Regulated by State Law 4819/58, applied to employees hired up to May 13, 1974, determines supplementary pension plan benefits, additional leave entitlements and family allowance. The resources necessary to cover the charges assumed in this plan are total responsibility of the applicable authorities of the State of São Paulo Government, and therefore, with no risk and additional cost to the Company (Note 29).

(b) Plan "B" and "B1" - supplementary pension plan

Plans "B" and "B1", regulated by Law 6435/77 and managed by Fundação CESP, are sponsored by the Company, providing supplementary pension plan benefits, the reserves of which are determined by the financial system of capitalization.

The Plan "B" refers to Benefício Suplementar Proporcional Saldado - BSPS, calculated on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with current regulation, and its actuarial financial and economic balance was determined at the time. The annual actuarial technical result of this plan (deficit or surplus) is the full responsibility of the Company.

On January 1, 1998 (CTEEP) and on April 1, 1998 (EPTE), the Company implemented Plan "B1", which defines contributions and parity responsibilities between the Company and the participants, to maintain the actuarial financial and economic balance of the plan. This plan provides pension benefits to its employees, former employees and related beneficiaries, in order to supplement the benefits provided by the official Social Security system. The main characteristic is the mixed model, composed of 70% as Defined Benefit (BD) and 30% as Defined Contribution (CD).

At the date of retirement the Benefit Plan of Defined Contribution (CD) becomes Defined Benefit (BD).

(All amounts in thousands of reais unless otherwise indicated)

(c) Plan PSAP - Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as those of the extinguished EPTE, were merged financially, and the individual characteristics of the related plans maintained, thus constituting the PSAP Plan - Transmissão Paulista.

19 Special Liabilities - Reversal/Amortization

Refer to the resources arising from the reversion reserve, amortization and portion held at the Company, of the monthly quotas of the Global Reversion Reserve (RGR), related to investments of resources for expansion of the public service of electric energy and amortization of loans obtained for the same purpose, occurred up to December 31, 1971. The manner for the settlement of these liabilities is not defined by the Concession Authority.

20 Shareholders' Equity

(a) Capital

The Company's authorized capital at March 31, 2008 and December 31, 2007 is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are book-entry nominative shares without par value.

Subscribed and paid-up capital at March 31, 2008 and December 31, 2007 is R$ 462,000, represented by 149,285,034 shares, of which 62,558,662 are common shares and 86,726,372 are preferred shares.

Common shares are entitled to one vote in the decisions of the general stockholders' meetings.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Payment of dividends and interest on own capital

At an Extraordinary General Meeting held on January 15, 2008, the Board of Directors determined the payment of dividends to the shareholders, in the amount of R$ 170,000, which corresponds to R$ 1.138762 per thousand shares. The payment commenced as of February 11, 2008.

At an Extraordinary General Meeting held on March 10, 2008, the Board of Directors determined the payment of interest on own capital in the amount of R$ 61,531, which corresponds to R$ 0.412171 per share with payment on April 18, 2008.

(c) Reverse stock split

At an Extraordinary General Meeting (AGE) held on July 12, 2007, the shareholders approved the proposal of the Board of Directors in their meeting held on June 18, 2007 for the reverse stock split of the Company's shares at the ratio of one new share for each existing one thousand shares of each class.

This reverse stock split will not change the amount of the Company's capital and its aim is to align with the trading standards adopted by the São Paulo Stock Exchange (BOVESPA), as the latter has been instructing publicly-held companies to adopt a unit quotation for their shares instead of the quotation per one thousand shares. This should allow for more favorable conditions in the trading of the shares issued by the Company.

(d) Capital reserves

	March 31, 2008	December 31, 2007
Subsidies for investment - CRC	1,802,084	1,802,084
Remuneration of construction in progress (*)	633,053	633,053
Donations and subsidies for investments	150,489	150,489

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2008	December 31, 2007
Tax incentives - FINAM	6,743	6,743
Special Goodwill on Merger Reserve	232,005	
	2,824,374	2,592,369

(*) These are credits resulting from the capitalization of the remuneration calculated on own capital resources used during the construction of fixed assets, applied to the construction in progress and that can only be used to increase capital. As from 1999, the Company abandoned this practice, as permitted by the Accounting Manual of the Public Service of Electric Energy.

(e) Revenue reserves

(i) Legal reserves

Constituted at 5% of net income for the year, before any appropriations, up to the limit of 20% of capital. This limit was reached in 2006.

(ii) Statutory reserve

The Company by-laws determine the constitution of this reserve at the rate of 20% of net income for the year, less legal reserve and mandatory minimum dividends, up to the limit of 10% of capital. Accordingly, at December 31, 2002, with the appropriation of part of net income for that year, this reserve attained its limit, with no new appropriations for the subsequent years.

(iii) Unrealized profits reserve

The unrealized profits result from the credit balance of net monetary restatement up to 1995.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reals unless otherwise indicated)

This reserve is realized in the proportion of property, plant and equipment depreciation. The amounts realized are transferred to the account "Retained earnings" monthly.

(f) Changes in shareholders' equity

	Quarter
Opening balance	3,948,807
Special reserve	232,005
Interest on own capital	(61,531)
Dividends	(170,000)
Net income for the period	223,049
Closing balance	4,172,330

21 Revenues from Electricity Network Usage

Revenues from electricity network usage, in the quarter ended March 31, 2008, amounted to R$ 408,839 (3.31.2007 - R$ 357,400). These revenues comprise the following:

	March 31, 2008	March 31, 2007
Basic network		
Existing assets	297,851	264,618
New investments	71,334	39,849
Surplus	7,554	2,413
	376,739	306,880
Other Transmission Facilities - DIT		
RPC - Distributor/Generating companies	21,871	17,275
New contracts	7,391	3,906
	29,262	21,181
Charges		

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2008	March 31, 2007
Fuel Consumption Account - CCC	8,802	18,661
Energy Development Account - CDE	9,660	11,253
PROINFA	2,877	2,559
	21,339	32,473
Adjustment		(3,134)
	427,340	357,400

(a) Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.
In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Letter OF/F no. 2828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter no. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

(All amounts in thousands of reais unless otherwise indicated)

On March 23, 2006, through Official Letter OF/F no. 1372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

(b) Periodic review of Allowed Annual Revenue (RAP)

In accordance with Concession Agreement no. 59, signed with the Federal Government on June 20, 2001, through the intermediation of ANEEL, every four years as from the date on which this agreement was signed, ANEEL will make a periodic review of the Allowed Annual Revenue (RAP) of electric energy transmission related to the installations of authorized projects whose business operations commenced after December 31, 1999, for the purpose of promoting efficiency and low rates, in accordance with the methodology approved by Normative Instruction no. 257, of March 6, 2007.

Through Resolution no. 488, of June 26, 2007, the result of the first periodic rate review of Companhia de Transmissão de Energia Elétrica Paulista - CTEEP was approved, reducing the Allowed Annual Revenue (RAP) by 26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions effective on July 1, 2005.

The effects of this rate recomposition were backdated to July 1, 2005. The difference in the amounts collected from July 2005 to June 30, 2007, amounting to R$ 66,688, will be offset in 24 (twenty-four) months by means of the contractual instrument of an adjustment portion. The effects referring to the period from July 1, 2007 to June 30, 2008 were considered in Approving Resolution no. 496.

(c) Annual revenue adjustment

On June 29, 2007, Approving Resolution no. 496 was issued, establishing CTEEP's annual allowed revenues for making available the transmission facilities that comprise the Basic Network and Other Transmission Facilities, for a twelve-month cycle from July 1, 2007 to June 30, 2008.

(All amounts in thousands of reais unless otherwise indicated)

According to the mentioned Resolution, the Allowed Annual Revenue (RAP) of CTEEP, which was R$ 1,314,400 on July 1, 2006, started to be R$ 1,478,456 on July 1, 2007, which represents an increase of R$ 164,056 or 12.5%.

The analysis of the revenue effective from July 1, 2007 to June 30, 2008 is as follows:

Basic network	
Existing assets	940,542
New investments	174,618
	1,115,160
Other Transmission Facilities (DIT)	
Existing assets	270,584
New investments	20,060
	290,644
LT Chavantes Botucatu	12,047
Adjustment portion	60,605
	1,478,456

22 Cost of Services and General and Administrative Expenses

	Quarter ended	
	March 31, 2008	March 31, 2007
Personnel	19,401	58,739
Material	1,486	7,984
Services	15,525	19,398
Depreciation	44,184	42,509
Other	6,031	1,668
	86,627	130,298

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

23 Financial (Expenses) Income

	Quarter ended	
	March 31, 2008	March 31, 2007
Income		
Income from financial investments	4,329	10,244
Interest on assets	1,061	1,124
Amortization of negative goodwill	4,246	4,246
Monetary and exchange rate variations (*)	1,700	56,406
Other	1,395	179
	12,731	72,199
Expenses		
Interest on own capital	(61,531)	
Interest on liabilities	(13,861)	(1,269)
Goodwill amortization	(4,806)	
Tax on Bank Accounts Outflows (CPMF)	(1,354)	(2,325)
Charges on RGR	(279)	(279)
Other	(699)	(100)
	(82,530)	(3,973)
Financial result, net	(69,799)	68,226

(*) Includes, at March 31, 2007, the restatement of amounts involved in the CETEMEQ disposal transaction amounting to R$ 54,769.

24 Income Tax and Social Contribution on Net Income

The Company records monthly provisions for income tax and social contribution on the accrual basis, calculated based on monthly trial balances (for tax suspension and reduction purposes).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2008	March 31, 2007
Profit before income tax and social contribution	222,054	321,563
Rates - %	34	34
Expected income tax and social contribution expense	(75,498)	(109,331)
Income tax and social contribution on permanent additions (exclusions)	14,962	15,233
Income tax and social contribution effective expense	(60,536)	(94,098)
ncome tax and social contribution		
Current	(83,329)	(1,663)
Deferred	22,793	(92,435)
	(60,536	(94,098

25 Sale of the Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was signed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, whose market price is R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

(All amounts in thousands of reais unless otherwise indicated)

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, deferred taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Private Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties amicably agreed to the following:

(a) The real property subject to the collection lawsuits was appraised at R$ 125,265, and, accordingly, the Company recorded financial income due to monetary adjustment of R$ 54,769.

(b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on real properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, resulting in Eletropaulo's receivable from CTEEP.

(c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A., whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007.

(d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ.

(e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the real properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

26 Financial Instruments

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to the basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent to the Company's operations may be identified as follows:

- Credit risk - the Company has agreements with the National Electric System Operator (ONS), concessionaires and other agents for regulating the provision of services related to the basic network for 215 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

- Price risk - pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every four years (Note 21(b)).

- Interest rate risk - the restatement of financing agreements is subject to TJLP and CDI variation (Note 14).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their market values.

(All amounts in thousands of reais unless otherwise indicated)

27 Insurance Coverage

The specification by type of risk of the Company's insurance is as follows:

Type	Coverage	Amount insured - reais	Premium - reais
Assets	12.02.07 to 12.02.08	2,183,348	3,733
Civil liability	10.17.07 to 10.17.08	15,000	293
National transports	09.30.07 to 09.30.08	350,000	10
Collective personal accident	05.01.07 to 05.01.08	46,225	2
Vehicles	03.02.08 to 03.02.09	Market value	26
			4,064

(a) Assets

Coverage against fire and electrical damage for equipment installed in the transmission sub stations, buildings and their related contents, warehouses and facilities.

(b) Civil liability

Coverage of the repairs for involuntary damage, personal and/or material damage to third parties, as a consequence of the Company operations.

(c) National transports

Coverage of damages caused to the Company assets and equipment, transported within Brazil.

(d) Collective personal accidents

Coverage against personal accidents to executives, interns and trainees.

(e) Vehicles

Coverage against collision, fire, theft and third parties.

In addition, the Company has a US$ 10 million coverage for its directors (D&O), in connection with the policy of its controlling shareholder, ISA Capital do Brasil S.A.

28 Collection Lawsuit by ELETROBRÁS against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - "Eletropaulo") referring to the balance of a certain financing agreement.

Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of a judicial deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

(All amounts in thousands of reais unless otherwise indicated)

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be the holder of the transferred asset, and Eletropaulo would be liable for the contingent liabilities referring to the amount demanded in court by ELETROBRÁS. In October 2001, ELETROBRÁS executed the sentence referring to the financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the adjusted amounts of the judicial deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations and rights.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

Due to said acceptance by the Superior Court of Justice, on December 4, 2006 Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel,

(All amounts in thousands of reais unless otherwise indicated)

is only liable for the payment equivalent to the adjusted amount of the judicial deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 1,375,379.

29 Supplementary Pension Plan Regulated by State Law no. 4819/58

(a) Significant events

(i) July 19, 2005

"In compliance with CVM Instruction no. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law no. 4819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 23.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the applicable agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit no. 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law no. 4819/58, according to the respective

(All amounts in thousands of reais unless otherwise indicated)

regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC no. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law no. 4819/58.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

(ii) January 27, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction no. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law no. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 22 of the quarterly information of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure

(All amounts in thousands of reais unless otherwise indicated)

of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law no. 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law no. 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

(iii) February 24, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction no. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law no. 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

(All amounts in thousands of reais unless otherwise indicated)

(b) Decision of the 49th Labor Court of São Paulo

On May 2, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law no. 4819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law no. 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law no. 4819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

(c) Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to

(All amounts in thousands of reais unless otherwise indicated)

Fundação CESP, in the period of September 2005 to March 2008, the amount of R$ 666,028 for payment of benefits under State Law no. 4819/58, having received from the State Finance Department the amount of R$ 451,240 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 214,788, is being claimed by the Company at the administrative level (Note 6).

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that "in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim no. 1145/2005-6, in progress at the 49th Labor Court of São Paulo".

Moreover, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law no. 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter no. 01, dated February 10, 2006, and respective Technical Note no. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

(All amounts in thousands of reais unless otherwise indicated)

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law no. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law no. 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 6).

30 Corporate Restructuring

On May 14, 2007, the Company issued the following significant event notice:

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction 358/02 and with the provision of paragraph 4 of article 157, of Law 6404/76, communicates to its shareholders and investors in general that, on April 23, 2007, it entered into an Association Agreement the parties of which are, Interconexion Elétrica S.A. E.S.P. ("ISA"), Interligação Elétrica de Minas Gerais S.A. ("IEMG") and CTEEP, and, on the other hand Control y Montajes Industriales S.A. ("CYMI") and Cymi Holding S.A. ("CHSA") ("Association Agreement"). The Association Agreement objective is: (i) the transfer of IEMG control to CTEEP and to CHSA; and (ii) the participation of CTEEP and CYMI, as controlling shareholders of Albufera Projetos e Serviços Ltda. ("APS"), company that will carry out the construction of the transmission line object of the mentioned Concession Agreement. The validity of the Association Agreement is subject to the approval of the National Electric Power Agency - ANEEL and to the conclusion of the negotiations related to the IEMG and APS shareholders agreement.

IEMG, company controlled by ISA, is awardee of the Concession Contract for the exploitation of public service of transmission related to the Transmission Line Neves 1 - Mesquita, in 500 kV, located in the State of Minas Gerais, according to Auction 005/2006, promoted by ANEEL.

(All amounts in thousands of reais unless otherwise indicated)

On the other hand, ISA is the present controlling shareholder of CTEEP, through ISA Capital do Brasil S.A.

31 Subsequent Events

At the Extraordinary General Meeting held on April 9, 2008, the Board of Directors decided on the distribution of interim dividends to the shareholders in the amount of R$ 67,000, corresponding to R$ 0.448806 per share, with payment date on April 18, 2008.

32 Statements of Cash Flow

	Quarter ended	
	March 31, 2008	March 31, 2007
Cash flow from operating activities		
Net income for the period	223,049	227,465
Adjustments to reconcile net income to cash generated by (used in) operating activities		
Depreciation and amortization	44,184	42,509
Deferred income tax and social contribution	(22,792)	92,435
Provision for contingencies	(4,110)	(46,768)
Residual value of permanent asset disposals and donations	1,070	1,732
Amortization of negative goodwill	(4,246)	(4,246)
Amortization of goodwill	4,806	
Interest and foreign exchange variation on assets and liabilities	9,924	956
(Increase) decrease in assets		
Trade accounts receivable	(34,915)	(1,645)
Inventories	(878)	1,706
Amounts receivable - State Finance Department	(23,478)	(25,153)
Deferred income tax and social contribution		(837)
Taxes and contributions to offset	54,083	4,441
Pledges and restricted deposits	(609)	(795)
Prepaid expenses	(5,650)	(1,173)
Other	2,915	4,106

(All amounts in thousands of reais unless otherwise indicated)

	Quarter ended	
	March 31, 2008	March 31, 2007
Increase (decrease) in liabilities		
Suppliers	3,344	(88,949)
Taxes and social charges payable	(25,323)	17,469
Regulatory charges payable	(27)	(15,743)
Provisions	(18,834)	(199,623)
Amounts payable - Fundação CESP	(23,515)	(2,419)
Insurance payable	2,501	1,154
Other	(6,698)	(18,933)
Net cash generated by (used in) operating activities	174,801	(12,311)
Cash flow of investment activities		
Purchase of property, plant and equipment	(68,381)	(129,181)
Increase in deferred charges	(6)	
Intangible assets		(95)
Net cash used in investment activities	(68,387)	(129,276)
Cash flow of investment activities		
Loans and financing		
New loans	121,092	
Loan payments (including interest)	(10,339)	(13)
Dividends paid	(208,508)	(170,026)
Net cash used in investment activities	(97,755)	(170,039)
Increase (decrease) in cash and cash equivalents	8,659	(311,626)
Cash and cash equivalents at the end of the period	200,306	202,985
Cash and cash equivalents at the beginning of the period	191,647	514,611
Changes in cash and cash equivalents	8,659	(311,626)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

33 Statements of Added Value

	Quarter ended	
	March 31, 2008	**December 31, 2007**
Revenues		
Operating	431,048	361,043
Non-operating	2,907	81,265
	433,955	442,308
Inputs acquired from third parties		
Costs of services rendered	(2,028)	(5,967)
Materials, energy, third party services and other	(17,087)	(1,371)
	(19,115)	(7,338)
Gross added value	414,840	434,970
Retentions		
Depreciation and amortization	(44,184)	(42,509)
Net added value of the entity	370,656	392,461
Received as transfer		
Financial income	12,731	72,199
Total added value to be distributed	383,387	464,660
Distribution of added value		
Personnel and charges	(11,819)	(62,829)
Taxes, fees and contributions	(127,741)	(171,362)
Rentals	(1,679)	(1,363)
Interest and monetary and exchange rate variations	(19,099)	(1,641)
Interest on own capital and dividends	(231,531)	
Profits (losses) retention	(8,482)	227,465

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

05. 01 - Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Analysis of the Results for the Quarter Ended March 31, 2008

	In thousands of reais	
	2008	**2007**
Gross operating revenue	431,048	361,043
Deductions from gross revenues	(55,432)	(58,666)
Net operating revenue	375,616	302,377
Cost of services/general and administrative expenses	(86,627)	(130,298)
Financial results	(69,799)	68,226
Operating profit	219,190	240,305
Non-operating results	2,864	81,258
Profit before income tax and social contribution	222,054	321,563
Income tax and social contribution	(60,536)	(94,098)
Reversal of interest on own capital	61,531	
Net income for the period	223,049	227,465
Number of shares at the end of the period (in thousands)	149,285	149,285,035
Net income per share (2007 per thousand shares) at the end of the period - R$	1.49412	1.52370

Gross operating revenue increased 19.4%, reaching R$ 431,048 thousand at March 31, 2008, in comparison to the R$ 361,043 at March 31, 2007. This increase is due to the annual adjustment by the IGP-M rate and new investments.

Deductions from gross revenue decreased 5.5%, reaching R$ 55,432 thousand at March 31, 2008 against R$ 58,666 thousand at March 31, 2007, due to the 21.2% reduction in regulatory

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

05. 01 - Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

charges, offset by the 15.0% increase in PIS and COFINS, resulting from the increase in revenue.

Net operating revenue increased 24.2% and reached R$ 375,616 thousand at March 31, 2008 in comparison with R$ 302,377 thousand at March 31, 2007.

Cost of operating services and general and administrative expenses decreased 33.5%, reaching R$ 86,627 thousand at March 31, 2008 in comparison with the R$ 130,298 thousand at March 31, 2007. In addition to the optimization of costs through a greater modernization of systems, there was a reduction of 67.0% in personnel expenses, due to the recording of expected gains on retirement and pension plans and on the Voluntary Termination Program (PDV) which dismissed, from April 1, 2007 to March 31, 2008, 589 employees, resulting in a 32.0% decrease in payroll.

EBITDA margin was 88.7%, totaling R$ 333,173 thousand at March 31, 2008 in comparison with 71.0% - R$ 214,588 thousand at March 31, 2007. It should be emphasized that the EBITDA margin is effected by the reclassification of regulatory charges, such as Fuel Consumption Account (CCC), Energy Development Account (CDE); Alternative Sources of Electric Energy (PROINFA) and Research and Development (P&D); from general and administrative expenses to deductions from operating revenue.

Financial results were an expense of R$ 69,799 thousand at March 31, 2008 in comparison to an income of R$ 68,226 thousand at March 31, 2007, due to the credit of interest on own capital and the decrease of 97.0% in revenues from monetary and exchange variations resulting from the restatement of amounts involved in the CETEMEQ disposal.

Non-operating results decreased 96.5% totaling an income of R$ 2,864 thousand at March 31, 2008 compared with the income of R$ 81,258 thousand at March 31, 2007. This decrease is the result of the recognition, in 2007, of the R$ 70,496 thousand gain on the CETEMEQ disposal.

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

05. 01 - Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Expenses with income tax and social contribution decreased 35.7% when we compare R$ 60,536 thousand at March 31, 2008 against R$ 94,098 thousand at March 31, 2007. The effective income tax and social contribution rate was 27.3% at March 31, 2008 in comparison with 29.3% at March 31, 2007.

As adjusted for the reverse stock split carried out on July 12, 2007, net income per share decreased 1.9% at March 31, 2008, due to the factors described above. In compliance with Corporate Governance practices, we present the Company's stock composition, as well as those of the shareholders, direct or indirect, with more than 5% of each type and class of the Company's shares, up to the individual level.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other Information Considered Relevant by the Company
(All amounts in thousands of reais unless otherwise indicated)

1 Analysis of the Company's Stock Composition

The Company's principal shareholders are:

	March 31, 2008					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
Controlling shareholder ISA Capital do Brasil S.A.	55,924,465	89.40			55,924,465	37.46
Management Executive board			6,300		6,300	
Board of directors	100		1,700		1,800	
Supervisory board						
	100		8,000		8,100	
Total controlling shares	55,924,565	89.40	8,000		55,932,565	37.46
Outstanding shares Government of the State of São Paulo State Finance Secretariat			9,338,731	10.77	9,338,731	6.26
Federal Government Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,522,459	53.64	52,683,295	35.29
Other (*)	473,261	0.75	30,857,182	35.59	31,330,443	20.99
Total outstanding shares	6,634,097	10.60	86,718,372	100.00	93,352,469	62.54
Grand total	62,558,662	100.00	86,726,372	100.00	149,285,034	100.00

(*) Includes shareholders who individually hold less than 5% of voting capital.

	March 31, 2007					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
Controlling shareholder ISA Capital do Brasil S.A.	55,924,465,821	89.40			55,924,465,821	37.46
Management Executive board						
Board of directors	11				11	
Supervisory board						
	11				11	
Total controlling shares	55,924,465,832	89.40			55,924,465,832	37.46

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other Information Considered Relevant by the Company
(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2007					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
Outstanding shares						
Government of the State of São Paulo						
State Finance Secretariat	198		9,338,731,250	10.77	9,338,731,448	6.26
CESP - Cia. Energética de S. Paulo			2,415,888,838	2.79	2,415,888,838	1.62
Cia. do Metropolitano de S. Paulo - METRÔ			2,252,873,385	2.60	2,252,873,385	1.51
	198		14,007,493,473	16.16	14,007,493,671	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Part. S.A. BNDESPAR			2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.			979,189,800	1.13	979,189,800	0.66
Federal Union			120,794		120,794	
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
UBS AG London Branch			2,362,500,000	2.72	2,362,500,000	1.58
Vally S.A.			1,047,700,000	1.21	1,047,700,000	0.70
L Parisotto Participações Ltda.			991,950,000	1.14	991,950,000	0.66
Caixa de Previdência dos Funcionários do Banco do Brasil			924,657,697	1.07	924,657,697	0.62
Merrill Lynch International			776,474,000	0.89	776,474,000	0.52
Goldman Sachs International			763,548,623	0.88	763,548,623	0.51
Credit S Fir Bos Eur Limited	19,340,000	0.03	717,226,073	0.83	736,566,073	0.49
Fund. Petrobrás de Seguridade Social			539,309,138	0.62	539,309,138	0.36
The Bank of New York	36,999,000	0.06	51,511,200	0.06	88,510,200	0.06
Other (*)	417,021,263	0.66	14,566,134,414	16.79	14,983,155,677	10.04
	473,360,263	0.75	22,741,011,145	26.21	23,214,371,408	15.54
Total outstanding shares	6,634,196,971	10.60	86,726,372,193	100.00	93,360,569,164	62.54
Grand total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(*) Refers to the investment club of current and retired employees who participated in the share offering arising from the sale of the share control of CTEEP.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other Information Considered Relevant by the Company
(All amounts in thousands of reais unless otherwise indicated)

2 Stockholdings, by type and class, of all those who hold, directly or indirectly, more than 5% of each type and class of the Company's shares, up to individual holdings:

	March 31, 2008					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
ISA Capital do Brasil S.A.						
ISA Interconéxion Elétrica S.A.	828,267,196	100.00			828,267,196	100.00
Board of Directors	4				1	
	828,267,200	100.00			828,267,200	100.00
ELETROBRÁS - Centrais El. Bras. S.A.						
Federal Union	488,656,241	53.99	35,191,002	15.68	523,847,243	46.38
BNDES Participações	133,757,951	14.78			133,757,951	11.84
Development Fund (FND)	45,621,589	5.04			45,621,589	4.04
Guarantee Fund for Public-Private Partnerships (FGP)	40,000,000	4.42			40,000,000	3.54
Other	196,987,746	21.77	189,283,973	84.32	386,271,719	34.20
	905,023,527	100.00	224,474,975	100.00	1,129,498,502	100.00
BNDES Participações						
BNDES Bco. Nacional Des. Social	1	100.00			1	100.00
National Development Fund (FND)						
Federal Union	1	100.00			1	100.00
BNDES						
Federal Union	6,273,711,452	100.00			6,273,711,452	100.00
ISA Interconéxion Elétrica S.A.						
Ministério de Hacienda Y Crédito Público	569,472,561	52.08			569,472,561	52.08
Empresa Pública de Medellin	109,350,775	10.00			109,350,775	10.00
Empresa Colombiana de Petróleos - ECOPETROL	58,925,480	5.39			58,925,480	5.39
In treasury	17,820,122	1.63			17,820,122	1.63
Other	337,912,558	30.90			337,912,558	30.90
	1,093,481,496	100.00			1,093,481,496	100.00
Empresa Pública de Medellin						
Municipality of Medellin	4,223,308	100.00			4,223,308	100.00
Other	4	0.00			4	0.00
	4,223,312	100.00			4,223,312	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other Information Considered Relevant by the Company (All amounts in thousands of reais unless otherwise indicated)

	March 31, 2008					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
Empresa Colombiana de Petróleos - ECOPETROL						
Ministério da Hacienda Y Crédito Público	3,008,720	100.00			3,008,720	100.00
Other	8	0.00			8	0.00
	3,008,728	100.00			3,008,728	100.00

	March 31, 2007					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
ISA Capital do Brasil S.A.						
Interconexión Eléctrica S.A. E.S.P	828,267,197	100.00			828,267,197	100.00
Luiz Fernando Alarcón	1				1	
Guido Alberto Nule Amin	1				1	
Fernando Augusto Rojas	1				1	
	828,267,200	100.00			828,267,197	100.00
ISA Interconéxion Elétrica S.A.						
Ministério de Hacienda Y Crédito Público	569,472,561	55.87			569,472,561	55.87
Empresa Pública de Medellin	102,582,317	10.06			102,582,317	10.06
Empresa Colombiana de Petróleos - ECOPETROL	58,925,480	5.78			58,925,480	5.78
Fondo de Pensiones de Bogotá Obligatorias Protécción	50,326,951	4.94			50,326,951	4.94
Other	237,959,854	23.35			237,959,854	23.35
	1,019,267,163	100.00			1,019,267,163	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Union	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78			66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04			22,810,794,898	4.04
Guarantee Fund for Public - Private Partnerships (FGP)	20,000,000,000	4.42			20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other Information Considered Relevant by the Company
(All amounts in thousands of reais unless otherwise indicated)

	March 31, 2007					
	Common		Preferred		Total	
Shareholders	Number	%	Number	%	Number	%
BNDES Part S.A. - BNDESPAR						
BNDES	1	100.00			1	100.00
BNDES						
Federal Union	6,273,711,452	100.00			6,273,711,452	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

17.01 - Report on the Special Review - Without Exceptions

Report of Independent Accountants on the Limited Review

To the Board of Directors and Shareholders
Companhia de Transmissão de
Energia Elétrica Paulista

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, for the quarter ended March 31, 2008, comprising the balance sheet, the statements of income, of cash flows and of added value, the performance report and the explanatory notes. This Quarterly Information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3 Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including Instruction 469/08.

4 As mentioned in Note 2, Law no. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law no. 6404/76 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

17.01 - Report on the Special Review - Without Exceptions

469/08, did not require the implementation of all the provisions of Law no. 11638/07 in the preparation of the Quarterly Information. As a result, the accounting information included in the Quarterly Information for the quarter ended March 31, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law no. 11638/07.

5 As described in Note 29, in accordance with the decision of the 49th Labor Court of the State of São Paulo, as from September 2005, Fundação CESP started to process the complementary pension plan beneficiary's payroll ruled by Law no. 4819/58, with funds transferred by the Company, in the same manner as carried out until December 2003. In January 2006, the Attorney-General of the State of São Paulo started to understand that the responsibility of the State Government is restricted to the state legal limits determined for retirement benefit payments. From this date onwards, the State Government started to disallow a portion of the funds transferred to the Company. The Company's management, supported by its legal advisors, understands the responsibility for the payment of benefits related to this complementary pension plan is the full responsibility of the State Government; accordingly, it does not record in the Company's financial statements any liability referring to this plan.

6 The Quarterly Information mentioned in the first paragraph also includes comparative accounting information referring to the result for the quarter ended March 31, 2007. The limited review of the Quarterly Information for the first quarter of 2007 was conducted under the responsibility of other independent accountants, who issued an unqualified report on April 20, 2007, with a matter of emphasis paragraphs related to the decision of the 49th Labor Court about the pension plan payroll processing ruled by Law no. 4819/58 and the provisional readjustment of the Allowed Annual Revenue (RAP) for the tariff cycles of July 2005 to June 2006 and from July 2006 to June 2007.

São Paulo, May 13, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
March 31, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

Contents

END